UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Atento S.A.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
L0427L204
(CUSIP Number)
Renata Machado
Kyma Capital Limited
22-25 Portman Close
London
W1H 6BS
United Kingdom
Phone: +442033148506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Kyma Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 781,062
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 781,062
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.21%
14	TYPE OF REPORTING PERSON CO

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Asheef Lalani I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,200
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 65,200
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Charles Frischer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 472,600
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 472,600
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.15%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Catherine Da Silva I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,539
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,539
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D (this Schedule 13D) relates to the ordinary shares (the
Shares), of Atento S.A., a public limited liability company (societe anonyme)
incorporated under the laws of Luxembourg (the Issuer). The Issuers principal executive office is located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand
Duchy of Luxembourg.
ITEM 2.	IDENTITY AND BACKGROUND:
EXPLANATORY NOTE:

This Schedule 13D (this "Schedule 13D") is the first Schedule 13D being jointly filed by Kyma Capital Limited ("Kyma Capital"), Asheef Lalani, Charles Frischer, and Catherine Da Silva (collectively, the "Reporting Persons") pursuant to the Agreement as to Joint Filing filed as Exhibit 2 to this Schedule 13D.

This Schedule 13D supplements, amends and constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Kyma Capital on December 17, 2021. To the extent that any information contained in this Schedule 13D is inconsistent with the information in the prior Schedule 13D filings of Atento S.A., as the case may be, the information set forth in this Schedule 13D shall control.

The principal business address of each:
(i) Kyma Capital, 22-25 Portman Close, London W1H 6BS, United Kingdom (ii) Asheef Lalani, 1104-25 The Esplanade Toronto, ON M5E1W5 Canada (iii) Charles Frischer, 3156 East Laurelhurst Drive Seattle, WA 98105 (iv) Catherine Da Silva, 27 Chiswick Lane, London W4 2LR, United Kingdom.

Kyma Capital Limited is an FCA-regulated investment manager based in the United Kingdom and is primarily engaged in fund management activities. Akshay Shah is a citizen of the United Kingdom, and is Chief Investment Officer at Kyma Capital Limited. Renata Machado is a citizen of Italy and is Chief Operating Officer at Kyma Capital Limited.

Asheef Lalani is a citizen of Canada and is a private individual investor. Charles Frischer is a citizen of the United States and is a private individual investor.

Catherine Da Silva is a citizen of France and a private individual investor.

The Reporting Person(s) has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Asheef Lalani may be deemed to be the beneficial owner of, in the aggregate, 65,200 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $1.12 million (including commissions to purchase Shares). The source of funding for these Shares was savings and investment income including capital gains and borrowing on margin loans maintained in the ordinary course of business by Mr.
Lalani with brokers on customary terms and conditions.

Charles Frischer may be deemed to be the beneficial owner of, in the aggregate, 472,600 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $6.9 million (including commissions to purchase Shares). The source of funding for these Shares was savings and investment income including capital gains and borrowing on margin loans maintained in the ordinary course of business by Mr. Frischer with a broker on customary terms and conditions.

Catherine Da Silva may be deemed to be the beneficial owner of, in the aggregate, 2,539 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $66 thousand (including commissions to purchase Shares). The source of funding for these Shares was employment and investment income including capital gains.

Kyma Capital Limited may be deemed to be the beneficial owner of, in the aggregate, 781,062 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $11.7 million (including commissions to purchase Shares). The source of funding for these Shares was capital from investors in the Kyma Capital Opportunities Fund Limited.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Person(s) purchased the securities of the Issuer reported herein based on their belief that such securities are dramatically undervalued by the public market.

The Reporting Person(s) sought to engage over a course of several months in a constructive dialogue with the Board of Directors of the Issuer (the Board) and the Issuers management regarding this undervaluation and available opportunities to maximize shareholder value. As part of this dialogue, the Reporting Person(s) has sought shareholder board representation.

As a result of these discussions, the Reporting Person(s) believe there are clear gaps in corporate governance that are detrimental to minority shareholders. After months of communication, the Reporting Person(s) has no confidence that this Board can adequately represent minority interests.

On February 10, 2021 and May 12, 2021, Charles Frischer sent letters to the Board of Directors suggesting possible enhancements to corporate strategy and governance.

On May 14, 2021, Kyma Capital Limited delivered a letter to the Issuer nominating a director candidate, Catherine Da Silva, for election to the Board.

On May 24, 2021, Asheef Lalani delivered a letter to the Issuer asking that minority shareholders be directly consulted in appointing a new Independent Director to the Board to replace Thomas Ionnatti, former Chairman of the Board of Directors.

On September 3, 2021 Catherine Da Silva was formally interviewed by the external specialised recruitment firm retained by the Board and consecutively by the Chairman of the Board on September 13, 2021.

On March 14, 2022, The Reporting Person(s) delivered a letter to the Issuer demanding that the Board of Directors of Atento immediately undertakes a process to explore strategic alternatives with the goal of selling the company to the highest bidder via a competitive sales process. These same shareholders will seek to nominate three independent directors to the Board at the upcoming shareholders meeting in May to ensure a full and transparent sales process. Finally, upon reaching 10% of the outstanding shares, these shareholders intend to invoke Art 1400-3 of the Luxembourg Companies Law to formally request information regarding specific management acts.

The Reporting Person(s) reserves the right to either withdraw certain or all of its nominees or to nominate additional nominees for election to the Board.

The Reporting Person(s) intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to it, and may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Shares in the open-market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Shares now owned or hereafter acquired by it to one or more purchasers, or the distribution in kind at any time of all or a portion of the Shares now owned or hereafter acquired by it.

The Reporting Person(s) may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, Securities) of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the
Securities.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person(s), and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person(s) may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person(s) may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting its beneficial ownership of Shares.

The Reporting Person(s) does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person(s) may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. Although the Reporting Person(s) had no plans or proposals at the time of its various purchases and do not have plans or proposals at present, the Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

The Reporting Person(s) acquired the Shares beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)
Asheef Lalani beneficially owns a total of 65,200 Shares, constituting 0.43% of the 15,000,000 outstanding Shares of the Issuer reported to be outstanding as of September 30, 2021, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on November 15, 2021.

Charles Frischer beneficially owns a total of 472,600 Shares, constituting 3.15% of the 15,000,000 outstanding Shares of the Issuer reported to be outstanding as of September 30, 2021, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on November 15, 2021.

Catherine Da Silva beneficially owns a total of 2,539 Shares, constituting 0.02% of the 15,000,000 outstanding Shares of the Issuer reported to be outstanding as of September 30, 2021, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on November 15, 2021.

Kyma Capital Limited beneficially owns a total of 781,062 Shares, constituting 5.21% of the 15,000,000 outstanding Shares of the Issuer reported to be outstanding as of September 30, 2021, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on November 15, 2021.*
*Ownership disclosure for mandates Kyma manages on a discretionary basis.

(b)
Asheef Lalani has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 65,200 Shares beneficially owned by it.

Charles Frischer has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 472,600 Shares beneficially owned by it.

Catherine Da Silva has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 2,539 Shares beneficially owned by it.

Kyma Capital Limited has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 781,062 Shares beneficially owned by it.

(c)
The following transactions were effected by the Reporting Person during the past sixty (60) days. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name Date Quantity Price per Share
Asheef Lalani 17/02/2022 500 25.31
Asheef Lalani 22/02/2022 2,000 25.41
Asheef Lalani 22/02/2022 (1,500) 25.49
Asheef Lalani 24/02/2022 (1,000) 25.86
Asheef Lalani 28/02/2022 100 24.94
Asheef Lalani 28/02/2022 (100) 25.43
Asheef Lalani 02/03/2022 500 24.01
Asheef Lalani 03/03/2022 (500) 24.94
Asheef Lalani 10/03/2022 200 24.12

Charles Frischer 18/01/2022 100 25.69
Charles Frischer 19/01/2022 108 25.42
Charles Frischer 20/01/2022 1,297 25.31
Charles Frischer 27/01/2022 900 23.46
Charles Frischer 28/01/2022 195 23.01
Charles Frischer 07/02/2022 4,200 23.58
Charles Frischer 08/02/2022 2,000 23.81
Charles Frischer 09/02/2022 100 23.50
Charles Frischer 10/02/2022 100 24.74
Charles Frischer 11/02/2022 1,300 24.30
Charles Frischer 15/02/2022 1,733 24.65
Charles Frischer 16/02/2022 1,267 25.22
Charles Frischer 17/02/2022 1,805 25.32
Charles Frischer 18/02/2022 1,395 25.60
Charles Frischer 22/02/2022 1,200 25.64
Charles Frischer 23/02/2022 100 25.40
Charles Frischer 25/02/2022 5,000 25.63
Charles Frischer 01/03/2022 1,101 25.25
Charles Frischer 02/03/2022 4,135 24.51
Charles Frischer 03/03/2022 562 24.84
Charles Frischer 04/03/2022 102 24.90
Charles Frischer 09/03/2022 2,199 24.34
Charles Frischer 10/03/2022 1 23.40
Charles Frischer 14/03/2022 1,700 24.49
Charles Frischer 15/03/2022 2,000 25.93

Catherine Da Silva 11/02/2022 74 23.00
Catherine Da Silva 17/02/2022 (692) 25.50
Catherine Da Silva 07/03/2022 522 24.00
Catherine Da Silva 08/03/2022 964 24.00

Kyma Capital Limited 24/01/2022 500 23.46
Kyma Capital Limited 25/01/2022 500 23.80
Kyma Capital Limited 26/01/2022 500 25.27
Kyma Capital Limited 27/01/2022 750 24.24
Kyma Capital Limited 28/01/2022 1,250 23.18
Kyma Capital Limited 31/01/2022 1,900 23.77

(d)
No person other than the Reporting Person(s) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person(s).
(e)
Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 1 - Press Release Exhibit 2 - Agreement as to Joint Filing Exhibit 3 - Letter from Reporting Person(s) to Issuer dated March 14, 2022 Exhibit 4 - Prior Correspondence with the Issuer

CUSIP No.: L0427L204
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 23 2022	Kyma Capital Limited By: /s/ Renata Machado Name: Renata Machado Title: COO
March 23 2022	Asheef Lalani By: /s/Asheef Lalani Name: Asheef Lalani Title:
March 23 2022	Charles Frischer By: /s/Charles Frischer Name: Charles Frischer Title:
March 23 2022	Catherine Da Silva By: /s/Catherine Da Silva Name: Catherine Da Silva Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: L0427L204
EXHIBIT 1

Press Release from the Reporting Person(s) dated March 23, 2022

Large independent shareholders, who own more than 9.1% of the outstanding shares (approx 29% of the minority shares) demand that the Board of Directors of Atento immediately undertake a process to explore strategic alternatives, with the goal of selling the Company to the highest bidder via a competitive sales process. These same shareholders will seek to nominate three independent directors to the Board at the upcoming shareholders meeting in May to ensure a full and transparent sales process. Finally, upon reaching 10% of the outstanding shares, these shareholders intend to invoke Art. 1400-3 of the Luxembourg Companies Law to formally request information regarding specific management acts.

The full letter sent to the Board is appended at the link below.
https://www.dropbox.com/s/xepr17ialvs8dxs/Exhibit%203%20-
%20Letter%20from%20Reporting%20Person%28s%29%20to%20Issuer%20dated%20March%2014%2C%202022.pdf?
dl=0

Charlie Frischer, a large independent shareholder said: "We sent this letter to the Board on Monday 14 March. Later that day, Bloomberg reported that Goldman Sachs has been hired to explore strategic alternatives.

It is notable and disappointing that the Board has still not confirmed this appointment. This Boards reluctance to run a public competitive sales process is baffling, and indicative of their disregard for how a publicly listed company should be run and sold.

In my time as Chairman of Aimia, we sold off the largest division to avoid further losses and created future value through an equity investment in Kognativ. We cut costs, streamlined the remaining operations and extended the partnership for PLM, the loyalty program from Aeromexico. The company is now extremely well positioned and about to receive up to $492 million CAD in cash from the sale of its 49% interest in PLM within the next 4-5 months. I am proud of the work I did on behalf of shareholders of Aimia and am still a large shareholder".

For any enquiries, please contact:
Renata Machado
Chief Operating Officer
rmachado@kymacapital.com

CUSIP No.: L0427L204
EXHIBIT 2

AGREEMENT AS TO JOINT FILING

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Atento S.A. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing
Agreement this 23nd day of March, 2022.

The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate

Asheef Lalani

By:/s/Asheef Lalani
Name: Asheef Lalani

Charles Frischer

By:/s/Charles Frischer
Name: Charles Frischer

Catherine Da Silva

By:/s/Catherine Da Silva
Name: Catherine Da Silva

Kyma Capital Limited

By:/s/Renata Machado
Name: Renata Machado
Title: COO

CUSIP No.: L0427L204
EXHIBIT 3

Letter from the Reporting Person(s) can be found in the following link:

https://www.dropbox.com/s/xepr17ialvs8dxs/Exhibit%203%20-%20Letter%20from%20Reporting%20Person%28s%29%20to%20Issuer%20dated%20March%2014%2C%202022.pdf?dl=0

CUSIP No.: L0427L204
EXHIBIT 4

Prior Correspondence with the Issuer can be found in the following link:

https://www.dropbox.com/s/4elpnxvu70ooe0g/EXHIBIT%204.pdf?dl=0

A. 2021-Feb-10 Letter from Charles Frischer to the Issuer
B. 2021-May-12 Letter from Charles Frischer to the Issuer
C. 2021-May-24 Letter from Asheef Lalani to the Issuer
D. 2021-Jun-12 Letter from the Issuer to Asheef Lalani
E. 2021-Dec-23 Letter from the Issuer to Kyma Capital
F. 2022-Jan-10 Letter from Kyma Capital to the Issuer